EXHIBIT 99.20

Media Release

Rio Tinto provides Iron Ore update following Tropical Cyclone Narelle
30 March 2026

PERTH, Australia--(BUSINESS WIRE)-- Rio Tinto's iron ore port operations have resumed after Tropical Cyclone Narelle passed over Western Australia's Pilbara region.
All of the company's people remained safe and unharmed during the weather event.
Port closures at Rio Tinto’s four Pilbara iron ore port terminals commenced on 24 March 2026. Ship loading at East Intercourse Island, Parker Point and Cape Lambert B recommenced on 28 March.
Damage to Cape Lambert A is currently being repaired. Shipping at that facility is expected to recommence in the coming days.
Including Tropical Cyclone Mitchell in February, recent weather events are estimated to have impacted iron ore shipments by approximately 8 million tonnes. The company has identified a pathway to recover around half of these losses.
Pilbara iron ore shipment guidance for 2026 remains unchanged at 323 to 338 million tonnes.

View source version on businesswire.com: https://www.businesswire.com/news/home/20260329760179/en/

Media Release

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +976 95 091 237
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com